NOTICE OF CHANGE IN CORPORATE STRUCTURE

RTN STEALTH SOFTWARE INC.

pursuant to Section 4.9 of  National Instrument 51-102

To:

BC Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Canadian National Stock Exchange

Introduction

RTN Stealth Software Inc. (“RTN Stealth” or the “Company”) (formerly Arris Resources Inc.) is filing this notice of a change in corporate structure pursuant to Section 4.9 of National Instrument 51-102 – Continuous Disclosure Obligations.   As a result of a Plan of Arrangement (the “Arrangement”) under Part 9 Division 5 of the Business Corporations Act (British Columbia) three wholly owned subsidiaries of RTN Stealth became reporting issuers.

Parties to the Arrangement

The parties to the Arrangement are the parent company, RTN Stealth Software Inc., and its three subsidiary companies Arris Holdings Inc. (“AHI”), CLI Resources Inc. (“CLI”) and QMI Seismic Inc. (“QMI”) (collectively the “Subsidiary Companies”).

RTN Stealth and the Subsidiary Companies Prior to the Arrangement		ä	Arris Holdings Inc.
	RTN Stealth Software Inc.	à	CLI Resources Inc.
		æ	QMI Seismic Inc.

Ù
RTN Stealth and the Subsidiary Companies Following the Arrangement		RTN Stealth Software Inc.		Arris Holdings Inc.
	×				➢

		CLI Resources Inc.		QMI Seismic Inc.
Ú

Effective Date

The change in corporate structure is effective as of Tuesday, January 5, 2010.

The Arrangement

RTN Stealth is a publicly traded company, listed on the Canadian National Stock Exchange (the “Exchange”).  On November 2, 2009 the parties to the Arrangement entered into an Arrangement Agreement (the “Agreement”) whereby the three Subsidiary Companies would spin-out from the parent company, each becoming a reporting issuer and each acquiring an asset from the Company in exchange for common shares (the “Common Shares”) of the respective subsidiary company.

The Company has the following assets which it intends to transfer, on the Effective Date of the Arrangement, to its three Subsidiary Companies:

a)

an interest in five mineral claims in British Columbia, Canada; and,

b)

an agreement with a British Columbia manufacturing company to distribute its earth quake sensor products in India; and,

c)

equity investments.

Under the Arrangement, RTN Stealth will transfer one of the aforementioned assets currently held by RTN Stealth to each one of its Subsidiary Companies.  In the case of CLI, the Company will transfer its interest in five mineral claims in British Columbia, Canada (the “Mineral Properties”); and in the case of QMI the Company will transfer its agreement with a British Columbia manufacturing company to distribute its earth quake sensor products in India (the “Distribution Agreement”); and in the case of AHI the Company will transfer its equity investments (the “Equity Portfolio”).

In exchange for the asset it will receive, each of the three Subsidiary Companies will issue common shares which will be distributed to the RTN Stealth shareholders of record as of the close of business on November 5, 2009 being the share distribution record date (the “Share Distribution Record Date”).  Upon closing of the Arrangement, each RTN Stealth shareholder, as of the Share Distribution Record Date, will receive one new common share ("New Share") in the capital of the Company and its pro-rata share of the each one of the three Subsidiary Companies Common Shares to be distributed under the Arrangement for each currently held RTN Stealth share.  On the Effective Date, the Company will transfer the Mineral Properties to CLI in consideration for 17,583,372 CLI Shares; and the Company will transfer the Distribution Agreement to QMI in consideration for 17,583,372 QMI Shares; and the Company will transfer the Equity Portfolio to AHI in consideration for 17,583,372 AHI Shares.

The RTN Stealth shares are currently listed and traded on the Exchange and the New Shares will be listed on the Exchange following completion of the Arrangement.  The closing of the Arrangement is conditional on the Exchange approving the listing of the Subsidiary Companies shares on the Exchange.

Continuing Entities

All four of the companies will continue to exist, and all four will be reporting issuers following completion of the Arrangement.  Please see the information in the section Parties to the Arrangement.

Financial Reporting Periods

RTN Stealth Software Inc.

(formerly Arris Resources Inc.)

Year End:  December 31

The Company’s first year end subsequent to the transaction will be December 31, 2009.

The first year’s filings that will occur subsequent to the transaction are as follows:

Period		Comparative Period
Annual	December 31, 2009	December 31, 2008
First Quarter	March 31, 2010	March 31, 2009
Second Quarter	June 30, 2010	June 30, 2009
Third Quarter	September 30, 2010	September 30, 2009

Arris Holdings Inc.

Date of Incorporation:  October 30, 2009

Year End:  September 30

The Company’s first year end subsequent to the transaction will be September 30, 2010.

The first year’s filings that will occur subsequent to the transaction are as follows:

Period		Comparative Period
First Quarter	December 31, 2009	Not Applicable
Second Quarter	March 31, 2010	Not Applicable
Third Quarter	June 30, 2010	Not Applicable
Annual	September 30, 2010	Not Applicable

CLI Resources Inc.

Date of Incorporation:  October 16, 2009

Year End:  June 30

The Company’s first year end subsequent to the transaction will be June 30, 2010.

The first year’s filings that will occur subsequent to the transaction are as follows:

Period		Comparative Period
Second Quarter	December 31, 2009	Not Applicable
Third Quarter	March 31, 2010	Not Applicable
Annual	June 30, 2010	Not Applicable
First Quarter	September 30, 2010	Not Applicable

QMI Seismic Inc.

Date of Incorporation:  October 16, 2009

Year End:  December 31

The Company’s first year end subsequent to the transaction will be March 31, 2010

The first year’s filings that will occur subsequent to the transaction are as follows:

Period		Comparative Period
Annual	December 31, 2009	Not Applicable
First Quarter	March 31, 2010	Not Applicable
Second Quarter	June 30, 2010	Not Applicable
Third Quarter	September 30, 2010	Not Applicable

Applicable Filings under National Instrument 51-102 – Continuous Disclosure Obligations

A management information circular that described the Arrangement in detail and dated November 5, 2009 was mailed to the RTN Stealth shareholders and posted on SEDAR.